# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LANDS' END, INC., CIK 0000799288
CUSIP: 51509F105
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: ONE LANDS' END LANE, DODGEVILLE, Wisconsin (WI), 53595
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-21-008356
Filed by CIK 0001081916

## Reporting persons
- TISCH THOMAS J: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,236,441; shared voting power 362,572; sole dispositive power 1,236,441; shared dispositive power 362,572; aggregate amount beneficially owned 1,599,013 (5.2% of the class)

## Item 1. Issuer
Name of issuer: LANDS' END, INC.
Address of issuer's principal executive offices: ONE LANDS' END LANE, DODGEVILLE, Wisconsin, 53595

## Item 2. Person Filing
Name of person filing: THOMAS J. TISCH
Address of principal business office or, if none, residence: 712 FIFTH AVENUE, NEW YORK, NEW YORK 10019
Citizenship: UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,599,013.00
Percent of class: 5.2
Sole power to vote or to direct the vote: 1,236,441.00
Shared power to vote or to direct the vote: 362,572.00
Sole power to dispose or to direct the disposition: 1,236,441.00
Shared power to dispose or to direct the disposition:
362,572.00

Shares over which Mr. Tisch had sole voting and dispositive power include shares held by him or by trusts of which he is trustee. Shares over which Mr. Tisch may be deemed to have shared voting and dispositive power include shares held by his wife, by trusts of which his wife is trustee, or by a charitable foundation of which his wife and he are directors. The number reported for "Percent of class" is based on 30,929,639 shares of common stock of the issuer outstanding as of December 2, 2024, as reported in the issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 1, 2024.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TISCH THOMAS J: /s/ Thomas J. Tisch, Thomas J. Tisch (01/03/2025)